SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            The Interlake Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    458702107
                                 (CUSIP Number)


                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                September 2, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|



                               Page 1 of 12 pages

                                  SCHEDULE 13D

CUSIP No. 458702107                                          Page 2 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                              13-3321472

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|

                                                                 (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,259,000  (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,259,000  (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON   1,259,000       (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       |_|
        CERTAIN SHARES

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.4%  (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 458702107                                          Page 3 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                          13-3746015

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|

                                                                 (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        291,600  (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          291,600  (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON   291,600 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%    (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 458702107                                          Page 4 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                             (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        226,000  (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          226,000  (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON       226,000  (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                           |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%            (See Item 5)

14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 458702107                                           Page 5 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                         13-3544838

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|

                                                               (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,550,600  (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,550,600  (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON   1,550,600  (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                             |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.7%   (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 458702107                                           Page 6 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                          13-3537972

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|

                                                               (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,776,600  (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,776,600  (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON  1,776,600  (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                             |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.7%             (See Item 5)

14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 458702107                                           Page 7 of 12 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|

                                                               (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,776,600  (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,776,600 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON     1,776,600   (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                             |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.7%  (See Item 5)

14)     TYPE OF REPORTING PERSON
                  IN

                               Amendment No. 1 to
                                  Schedule 13D


         This amends the Schedule 13D dated July 25, 1997 (the "Schedule 13D") filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of The Interlake Corporation, a Delaware corporation, (the "Company"). Notwithstanding this Amendment No. 1, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 3 of the Schedule 13D "Source and Amount of Funds or other Consideration." is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. The total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $5,228,639, $1,434,716 and $957,875, respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."

         II. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer." are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 1,776,600 shares of Common Stock, representing approximately 7.7% of the Common Stock outstanding. Dickstein & Co. owns 1,259,000 of such shares, representing approximately 5.4% of the Common Stock outstanding, Dickstein Focus owns 291,600 of such shares, representing approximately 1.3% of the Common Stock outstanding and Dickstein International owns 226,000 of such shares, representing approximately 1.0% of the Common Stock outstanding.1

         Mark Kaufman, a Vice President of Dickstein Inc., owns 12,000 shares of Common Stock and Arthur Wrubel, also a Vice President of Dickstein Inc. owns 4,000 shares of Common Stock.

----------
1 Percentages are based upon 23,151,792 shares of Common Stock reported outstanding as of August 15, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended July 15, 1997.

                  (c) Except for the transactions set forth on Schedule II annexed hereto and Schedule II to Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market."

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 1997

                                     DICKSTEIN & CO., L.P.

                                     By:      Alan Cooper, as Vice President
                                              of Dickstein Partners Inc.,
                                              the general partner of
                                              Dickstein Partners, L.P., the
                                              general partner of Dickstein &
                                              Co., L.P.

                                     /s/ Alan Cooper
                                     Name:  Alan Cooper

                                     DICKSTEIN FOCUS FUND L.P.

                                     By:      Alan Cooper, as Vice President
                                              of Dickstein Partners Inc.,
                                              the general partner of
                                              Partners, L.P., the general
                                              partner of Dickstein Focus
                                              Fund L.P.

                                     /s/ Alan Cooper
                                     Name:  Alan Cooper

                                     DICKSTEIN INTERNATIONAL LIMITED

                                     By:      Alan Cooper, as Vice President
                                              of Dickstein Partners Inc.,
                                              the agent of Dickstein
                                              International Limited

                                     /s/ Alan Cooper
                                     Name:  Alan Cooper

                                     DICKSTEIN PARTNERS, L.P.

                                     By:      Alan Cooper, as Vice President
                                              of Dickstein Partners Inc.,
                                              the general partner of
                                              Dickstein Partners, L.P.

                                     /s/ Alan Cooper
                                     Name:  Alan Cooper

                                     DICKSTEIN PARTNERS INC.

                                     By:      Alan Cooper, as Vice President

                                     /s/ Alan Cooper
                                     Name:  Alan Cooper

                                     /s/ Mark Dickstein
                                     Mark Dickstein

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE INTERLAKE CORPORATION

Shares Purchased by Dickstein & Co., L.P.

                Number of
                  Shares      Price Per                 Total Cost
 Date           Purchased        Share    Commission
7/25/97           10,000        5.1250       615.00      51,865.00
7/31/97           19,300        5.0000     1,173.00      97,673.00
8/1/97            15,000        5.0000       915.00      75,915.00
8/4/97            21,500        5.1170     1,305.00     111,320.50
8/18/97            9,100        5.5000       561.00      50,611.00
8/19/97           46,000        5.5480     2,775.00     257,983.00
9/2/97            50,000        5.7813     2,515.00     291,580.00
9/2/97           118,000        5.8097     7,095.00     692,639.60
9/3/97            28,400        5.9375     1,719.00     170,344.00
9/3/97            16,600        6.0625       996.00     101,633.50


Shares Purchased by Dickstein International Limited


                Number of
                  Shares       Price Per
  Date          Purchased        Share          Commission      Total Cost
7/25/97            1,300         5.1250             93.00         6,755.50
8/1/97             3,000         5.0000            195.00        15,195.00
8/4/97             6,000         5.1170            375.00        31,077.00
8/18/97           11,700         5.5000            717.00        65,067.00
8/19/97            8,000         5.5480            495.00        44,879.00
9/2/97            30,000         5.8097          1,815.00       176,106.00
9/3/97             5,100         5.9375            321.00        30,602.25
9/3/97             2,900         6.0625            174.00        17,755.25





Shares Purchased by Dickstein Focus Fund L.P.

                Number of
                  Shares       Price Per
  Date          Purchased        Share          Commission      Total Cost

7/25/97            2,000         5.1250            135.00         10,385.00
8/1/97             5,000         5.0000            315.00         25,315.00
8/4/97             6,900         5.1170            429.00         35,736.30
8/18/97           32,000         5.5000          1,935.00        177,935.00
8/19/97           11,000         5.5480            675.00         61,703.00
9/2/97            39,600         5.8097          2,391.00        232,455.12
9/3/97             6,500         5.9375            405.00         38,998.75
9/3/97             4,500         6.0625            270.00         27,551.25